FORM 4  	    U.S. SECURITIES AND EXCHANGE COMMISSION
	                Washington, D.C.  20549

        	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
        	           Filed pursuant to Section 16(a) of the
	                       Securities Act of 1934


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.


1.  Name and Address of Reporting Person

CAMERON	RICHARD	H.
(Last)	(First)	(Middle)

3150 Hoomua Street
(Street)

Kihei	Hi	96753
(City)	(State)	(Zip)

2.  Issuer Name and Ticker or Trading Symbol

    MAUI LAND & PINEAPPLE COMPANY, INC. (AMEX: MLP)

3.  IRS or Social Security Number of Reporting Person (Voluntary)



4.  Statement for Month/Day/Year	11/22/02

5.  If Amendment, Date of Original
     (Month/Day/Year)

6.  Relationship of Reporting Person(s) to Issuer
	(Check all applicable)

[X] Director	[ ] 10% Owner
[ ] Officer (give title below)   [X] Other (specify below)

member of group owning more than 10%

7.	Individual or Joint/Group Filing

[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security:	COMMON STOCK
2.  Transaction Date (Month/Day/Year):	  November 22, 2002
3.  Transaction Code: Code	S
4.  Securities Acquired (A) or Disposed of (D):
    Amount:	7,500	(A) or (D):	D	Price:	$13.25/sh
5.  Amount of Securities Beneficially Owned at End of Month:
    247,633
6.  Ownership Form -  Direct (D) or Indirect (I):	D
7.  Nature of Indirect Beneficial Ownership:

1.  Title of Security:	COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:		(A) or (D):		Price:
6.  Amount of Securities Beneficially Owned at End of Month:
    50,448
6.  Ownership Form -  Direct (D) or Indirect (I):	I
7.  Nature of Indirect Beneficial Ownership:	(1)

1.  Title of Security:	COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:		(A) or (D):		Price:
5.  Amount of Securities Beneficially Owned at End of Month:
    399,104
6.  Ownership Form -  Direct (D) or Indirect (I):	I
7.  Nature of Indirect Beneficial Ownership:	(2)

1.  Title of Security:	COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:		(A) or (D):		Price:
5.  Amount of Securities Beneficially Owned at End of Month:
    7,200
6.  Ownership Form -  Direct (D) or Indirect (I):	I
7.  Nature of Indirect Beneficial Ownership:	(3)

1.  Title of Security:	COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:		(A) or (D):		Price:
5.  Amount of Securities Beneficially Owned at End of Month:
    5,456
6.  Ownership Form -  Direct (D) or Indirect (I):	I
7.  Nature of Indirect Beneficial Ownership:	  ESOP TRUST


Explanation of Responses:

(1)	Owned by J. Walter Cameron Trust FBO Richard Cameron.
        Reporting person is co-trustee and beneficiary of the trust.
(2)	Owned by Cameron Family Partnership; reporting person
        is a General Partner.
(3)	Owned by spouse and minor children of reporting person.




	/S/ RICHARD CAMERON			11/25/02
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.